FAIRCHILD ANNOUNCES DRILLING PROGRAM ON POTENTIAL
                   MULTI-MILLION DOLLAR CALIFORNIA GAS PROJECT

VANCOUVER, British Columbia, June 21, 2001 -- The world's largest drilling contractor, Nabors Industries, Inc., will begin drilling early next week on the Coalinga Nose Property in California where Fairchild International Corporation (OTC Bulletin Board: FRCD) has a working interest with other companies including Greka Energy Corporation (Nasdaq: GRKA, news, msgs) and Micron Enviro Systems (OTC Bulletin Board: MSEV).

The site is located close to Interstate Highway 5 in Fresno County, within California's famed San Joaquin Basin which has been one of the most prolific oil and gas producers in North America yielding some 12.3 billion barrels of oil and
12.1 trillion feet of natural gas for a present day market value of over US $400 billion.

Fairchild President and Chief Executive Officer, Robert Grace, expressed confidence in the drilling program, expected to take three to four weeks to complete. "Natural gas is a high value commodity, especially in the California market, and there are only a few drill prospects left in the state with the potential of our Coalinga Nose property. A significant gas discovery there would have a major impact on Fairchild so we'll be monitoring the drill program closely as the hole approaches target depth."

Fairchild has a five percent working interest in the 8,730-acre gas project. The primary target is the Cretaceous Brown Mountain Sandstone, a formation that runs at a 200 to 600 foot interval below 11,5000 feet. The 3-D seismic data acquired from Chevron by the partnership group identified four positive amplitude anomalies that could represent potential gas-bearing structural-stratigraphic reservoirs.

Independent evaluations indicated the Coalinga Nose Property may contain 800 Billion Cubic Feet of gas. Given the current spot price for gas in California, the prospect could contain up to US $8-billion worth of natural gas.

ABOUT FAIRCHILD INTERNATIONAL

Fairchild International Corporation is a fully-reporting U.S. publicly-listed company. Besides the California gas project known as the Coalinga Nose Property, it has a major mineral exploration project comprising more than 300,000-acres in the Canadian province of Manitoba. The company's holdings are located in northeastern Manitoba where one of the world's richest nickel deposits was discovered by Inco Ltd. and where major mining companies such as DeBeers, BHP, Kennecott and Falconbridge are actively exploring for diamonds, nickel and Platinum Group Metals.

Website: http://www.fairchildinternational.com
E-mail: ir@fairchildinternational.com
Toll Free -- 888-864-7372

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made on behalf of the Company. All such forward-looking statements are, by necessity, only estimates of future results and actual results achieved by Fairchild may differ materially from these statements due to a number of factors. Fairchild assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements. You should independently investigate and full understand all risks before making investment decisions.

SOURCE Fairchild International Corporation
CONTACT: Fairchild International Corporation Investor Relations, 888-864-7372, ir@fairchildinternational.com